Exhibit 18.1

          May 14, 1999



          Board of Directors
          Associated Estates Realty Corporation
          5025 Swetland Court
          Richmond Heights, Ohio 44143-1467

          Dear Directors:

          We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

          We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999. Note No. 12 therein describes a change in accounting principle for a change in the method of capitalizing certain expenditures, which have previously been expensed. It should be understood that the preferability of capitalizing these expenditures which were previously expensed has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

          We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1998. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

          Very truly yours,



          /s/ PricewaterhouseCoopers LLP
          PricewaterhouseCoopers LLP